SEC FILE NUMBER
                                             000-27996

                                             CUSIP NUMBER
                                             071326-10-2

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  ___Form 10-KSB  ___Form 20-F   ___Form 11-K
               x Form 10-QSB  ___Form N-SAR

              For Period Ended:  September 30, 1998



               ___ Transition Report on Form 10-K
               ___ Transition Report on Form 20-F
               ___ Transition Report on Form 11-K
               ___ Transition Report on Form 10-Q
               ___ Transition Report on Form N-SAR
               For the Transition Period Ended:_________________

     Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________
PART I - REGISTRANT INFORMATION

________________________________________________________________
Full Name of Registrant

Batteries Batteries, Inc.
Name if Applicable

________________________________________________________________
Address of Principal Executive Office (Street and Number)

50 Tannery Road, Unit 2, North Branch, New Jersey 08876
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The report on Form 10Q could not be filed on time because the installation of a new software program at a Subsidiary of the Company prevented compilation of financial data on a timely basis in order to complete the combined financial statements of the Company.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Ronald C. Badke           800           221-0019
         (Name)            (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                X Yes ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                x Yes ___No

     The Company estimates that net income decreased from $564,000 for the nine months ending September 30, 1997 to a loss of approximately ($1,400,000) for the nine month period ending September 30, 1998. For the three month period ending
September 30, 1998 net income decreased modestly by approximately $80,000 from $146,000 at September 30, 1997 to approximately $62,000 at September 30, 1998.

                    Batteries Batteries, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 18, 1998         By/s/ Stephen Rade
                                   Stephen Rade
                                   Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).